Exhibit 12.1

Smithfield Foods, Inc and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	April 30, 2000	April 29, 2001	April 28, 2002	April 27, 2003	May 2, 2004	13 Weeks Ended July 27, 2003	13 Weeks Ended August 1, 2004
Earnings:
Income from continuing operations before income taxes	$120.0	$357.3	$303.8	$16.5	$246.8	$26.4	$83.2
Interest expense and amortization of debt costs	71.9	72.8	90.1	90.6	121.3	27.5	27.6
Interest factor of rentals	10.0	12.1	12.1	12.7	17.2	4.0	4.2

Earnings as Adjusted	$202.8	$459.5	$406.5	$117.0	$385.3	$57.9	$115.0

Fixed Charges:
Interest expense	$71.9	$89.0	$88.8	$87.8	$121.3	$27.5	$27.6
Capitalized interest	3.3	2.8	1.8	2.5	1.9	0.3	0.5
Interest factor of rentals	10.0	12.1	12.1	12.7	17.2	4.0	4.2
Amortization of debt costs	0.9	1.1	1.8	—	—	—	—

Fixed Charges	$86.1	$105.0	$104.4	$103.0	$140.4	$31.8	$32.3

Ratio of Earnings to Fixed Charges	2.4x	4.4x	3.9x	1.1x	2.7x	1.8x	3.6x